Exhibit 12.1

Raytheon Company

Computation of Ratio of Earnings to Fixed Charges

(dollar amounts in millions except for ratio)

(excludes discontinued operations for all periods)

	Nine Months Ended	Year Ended December 31,
(In Millions, except ratio)	October 2, 2011	2010	2009	2008	2007	2006
Pre-tax income from continuing operations attributable to Raytheon Company common stockholders	$1,855	$2,388	$2,889	$2,498	$2,225	$1,791

Add:

Fixed charges	196	233	223	232	294	365

Amortization of capitalized interest	3	4	4	4	3	2

Less:

Capitalized interest	2	3	3	8	6	5

Income as adjusted	$2,052	$2,622	$3,113	$2,726	$2,516	$2,153

Fixed charges:

Portion of rents representative of interest factor	$67	$104	$97	$95	$92	$88

Interest on indebtedness	127	126	123	129	196	272

Capitalized interest	2	3	3	8	6	5

Fixed charges	$196	$233	$223	$232	$294	$365

Ratio of earnings to combined fixed charges and preferred stock dividends	10.5	11.3	14.0	11.8	8.6	5.9